

SECURITIE 07003366 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ayre Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

648 Main Street
(No. and Street)

Agawam (City) Massachusetts (State) 01001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy T. Ayre (413) 786-2084
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nicholas LaPier, CPA PC
(Name – *if individual, state last, first, middle name*)

63 Myron Street (Address) West Sprinfield (City) Massachuseetts (State) 01089 (Zip Code)

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
FEB 2 1 2007
WASH. D.C. SECTION
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy T. Ayre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ayre Investments, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

DONNA J. KENNEDY, Notary Public
Commonwealth of Massachusetts
My Commission Expires Feb. 14, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independant auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AYRE INVESTMENTS, INC.

DECEMBER 31, 2006

TABLE OF CONTENTS

NICHOLAS LAPIER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Ayre Investments, Inc.
Agawam, Massachusetts

We have audited the accompanying statements of financial condition of Ayre Investments, Inc. (the "Company") as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ayre Investments, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedules I, II, and III are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nicholas LaPier CPA P.C.

Nicholas LaPier, CPA, PC
West Springfield, Massachusetts
January 29, 2007

63 Myron Street • P.O. Box 324 • West Springfield, MA 01090 - 0324
413.732.0200 • 413.732.2205 fax • admin@lapiercpa.com

AYRE INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS:		
Cash	$ 31,592	$ 33,731
Receivable from clearing organization	3,600	1,149
Investments	72,159	52,134
Shareholders	8,795	12,527
Prepaid expenses	3,711	5,950
Prepaid insurance	765	1,326
Fixed assets, net	2,905	931
Web design costs, net	-	229
Total current assets	$ 123,527	$ 107,977

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
CURRENT LIABILITIES:		
Due to parent company	$ 16,997	$ 17,360
Accounts payable, Accrued expenses, and Other liabilities	3,656	4,867
Income taxes payable	2,430	581
Total current liabilities	23,083	22,808
STOCKHOLDER'S EQUITY:		
Common stock - no par value – authorized 1,000,000 shares, 633,000 shares issued and 632,450 shares outstanding	144,526	144,526
Retained earnings (deficit)	(33,082)	(48,357)
	111,444	96,169
Less treasury stock, 550 shares, at cost	11,000	11,000
	100,444	85,169
	$ 123,527	$ 107,977

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenues:		
Commissions	$ 376,664	$ 373,774
Realized investment gains	8,730	-
Unrealized investment gains	1,295	31,424
Other income	861	3,163
	387,550	408,361
Expenses:		
Employee compensation and benefits	86,497	77,426
Commissions paid	143,994	161,947
Communications and data processing	8,145	8,543
Occupancy	27,801	30,429
Broker Fees	52,306	44,015
Other expenses	51,227	52,384
	369,970	374,744
Income before income taxes	17,580	33,617
Provision for income taxes	(2,305)	(456)
Net income	$ 15,275	$ 33,161

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common		Treasury Stock		Total	
	Shares	Amount	Shares	Amount	Retained Earnings	Stockholders' Equity
Balance January 1, 2005	632,450	$ 144,526	550	$ (11,000)	$ (81,518)	$ 52,008
Net income	-	-	-	-	33,161	33,161
Balance December 31, 2005	632,450	$ 144,526	550	$ (11,000)	$ (48,357)	$ 85,169
Net income	-	-	-	-	15,275	15,275
Balance December 31, 2006	632,450	$ 144,526	550	$ (11,000)	$ (33,082)	$ 100,444

The accompanying notes are an integral part of these financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash Flows From Operating Activities:		
Net income	$ 15,275	$ 33,161
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	1,214	1,503
Realized/unrealized gain on investments	(10,025)	(31,424)
(Increase) decrease in operating assets:		
Net receivable from clearing organizations	(2,451)	-
Prepaid expenses	2,800	(672)
Increase (decrease) in operating liabilities:		
Accounts payable, accrued expenses, and other liabilities	638	(2,275)
Net cash provided by operating activities	7,451	293
Cash Flows From Investing Activities:		
Purchase of fixed assets	(2,959)	-
Lease assets	-	(644)
Purchase of investments – net	(10,000)	6,000
Net cash provided(used) by investing activities	(12,959)	5,356
Cash Flows from Financing Activities:		
Net changes in shareholder debt	3,732	-
Increase on due to Ayre Holdings, Inc.	(363)	-
Net cash provided by financing activities	3,369	-
Increase(decrease) in cash	(2,139)	5,649
Cash at beginning of year	33,731	28,082
Cash at end of year	$ 31,592	$ 33,731

Supplemental Disclosure of Cash Flow Information:

	2006	2005
Income tax payments	$ 456	$ 456
Interest paid	$ 981	$ 892

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

1. *ORGANIZATION AND NATURE OF BUSINESS*

The Company, a Massachusetts Corporation, is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers (NASD), and various states.

The Company is a wholly owned subsidiary of AyreTrade Financial, Inc., a Delaware corporation.

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

2. *SIGNIFICANT ACCOUNTING POLICIES*

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the settlement date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes. Deferred taxes are not material and no provision for deferred taxes has been included in these financial statements.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Depreciation expense for the year ending December 31, 2006 was $1,214.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AYRE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. *RESTRICTED CASH*

Included in cash at December 31, 2006 and 2005, is $25,000, which is held as collateral for customers' clearing activity, maintained in an escrow account at a clearing house.

4. *SECURITIES OWNED*

Marketable securities owned by the Company consist of trading and investment securities at market values, as follows:

	2006	2005
Pershing – money market	$ 10,254	$ 2,201
Equities	61,905	49,933
	$ 72,159	$ 52,134

5. *ACCOUNTS RECEIVABLE*

Accounts receivable consists primarily of brokerage fees and is fully collectible.

6. *FIXED ASSETS:*

Fixed assets consist of the following.

Telephone equipment	$ 2,324	$ 2,324
Furniture and fixtures	5,230	5,230
Computer, and related equipment	12,579	12,579
Office equipment	8,536	5,578
Total equipment	28,669	25,711
Less: accumulated depreciation	25,764	24,780
Net fixed assets	$ 2,905	$ 931

AYRE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7. *CREDIT AVAILABILITY*

The Company has a credit line of $ 5,000 of which $1,344 was available at December 31, 2006.

8. *OPERATING LEASE*

The company entered into an operating lease for a vehicle on October 10, 2004. Lease payments of $2,267 were paid for the year ended December 31, 2006. The lease expired November 4, 2006.

The company entered into an operating lease for a vehicle on November 4, 2006. Lease payments of $1,161 were paid for the year ended December 31, 2006.

The remaining commitments under the lease are:

2007	$ 4,642
2008	3,481
	$ 8,123

The Company operates its facilities under a long term lease with a related party, partially owned by an officer of the Company. The lease expires on December 31, 2010. For the years ended December 31, 2006 and 2005, rent expense was $21,300 and $24,000 respectively.

The following is a schedule of minimum rental payments for facilities over the next three years:

Year ending December 31,	
2007	24,000
2008	24,000
2009	24,000
Total	$ 72,000

9. *RESERVE REQUIREMENTS*

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

AYRE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. *INCOME TAXES*

The provision for income taxes comprises the following:

	2006	2005
Federal tax expense	$ 1,441	$ -
State tax expense	864	456
	$ 2,305	$ 456

11. *NET CAPITAL REQUIREMENTS*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a $5,000 minimum of net capital. As a member of the NASD, the Company needs to maintain a $6,000 minimum of net capital. At December 31, 2006, the Company's net capital as defined by SEC Rule 15c3-1 was $72,784.

12. *RELATED PARTY TRANSACTIONS:*

- The Company owed Ayre Holdings, Inc., its previous parent company, $17,360 at December 31, 2005.
- The Company owed AyreTrade Financial, Inc., its parent company, $16,997 at December 31, 2006.
- At December 31, 2006, an officer was indebted to the Company for $9,741 which is unsecured and non-interest bearing.
- The Company purchases printed materials from a company that is partially owned by an officer of the Company.
- The Company rents its facilities under a long term lease with a related party, an officer of the Company.

SUPPLEMENTARY FINANCIAL INFORMATION

AYRE INVESTMENTS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006 AND 2005

FORM A – ADJUSTED NET WORTH COMPUTATION

	2006	2005
Beginning Net Worth	$ 85,169	$ 52,008
Increases to Net Worth	387,550	408,361
Reductions to Net Worth	(372,275)	(375,200)
Adjusted Net Worth	$ 100,444	$ 85,169

FORM B – NET CAPITAL COMPUTATION

	2006	2005
Adjusted Net Worth	$ 100,444	$ 85,169
Liabilities Subordinated to Creditors	-	-
Total Available Capital	100,444	85,169
Total adjustments	(2,905)	(24,934)
Tentative Net Capital	97,539	60,235
Haircuts	(11,029)	(7,888)
Net Capital	$ 86,510	$ 52,347

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006 and 2005)

	2006	2005
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 87,069	$ 70,433
Other audit adjustments	(559)	(18,086)
Net Capital per above	$ 86,510	$ 52,347

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006 AND 2005

EXEMPT FROM SEC. RULE 15c3-3

The accompanying notes are an integral part of these financial statements

AYRE INVESTMENTS, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006 and 2005

EXEMPT FROM SEC. RULE 15c3-3

The accompanying notes are an integral part of these financial statements

AYRE INVESTMENTS

SCHEDULE IV

OTHER EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

	2006	2005
Accounting & auditing fees	$ 5,175	$ 5,795
Advertising	1,042	384
Auto expense	4,035	3,654
Bank charges	329	525
Depreciation	1,214	1,503
Dues and subscriptions	7,780	1,145
Finance charges	981	892
Insurance	5,646	4,546
Lease expense	2,750	2,126
Legal	40	386
License and permit	1,932	2,085
Meals and entertainment	1,882	1,700
Miscellaneous	2,706	1,509
Payroll expenses	787	670
Payroll taxes	8,571	8,621
Postage and delivery	487	534
Printing	-	275
Professional Development	170	150
Registration fees	50	7,366
Repairs and maintenance	1,472	1,908
Supplies	-	105
Travel	4,178	6,505
	$ 51,227	$ 52,384

The accompanying notes are an integral part of these financial statements

NICHOLAS LAPIER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Ayre Investments, Inc.
Agawam, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Ayre Investments, Inc. (the Company), for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

63 Myron Street • P.O. Box 324 • West Springfield, MA 01090 - 0324
413.732.0200 • 413.732.2205 fax • admin@lapiercpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.

Nicholas LaPier CPA PC

NICHOLAS LAPIER, CPA, PC
West Springfield, Massachusetts

January 29, 2007

END